Exhibit 99.6:

Amended 2018 Code of Ethics and Conduct

TELUS Code of
Ethics & Conduct

February 2018

TELUS Code of Ethics & Conduct

Table of Contents
Introduction	4
Responsibilities	5
All TELUS Team Members	5
Leaders	5
Team members with internal controls over financial reporting and disclosure control roles	5
Members of the TELUS Board of Directors	6
Team Members and Board Members who represent TELUS as directors on the boards of other organizations	6
Ethics Office	6
Integrity Work Group	6
Compliance/Exceptions	6
Waivers	7
Ethical Decision Making	7
1. Questions to Ask Yourself	7
2. Talk to Your Leader	8
3. Expert Assistance	8
4. TELUS EthicsLine	8
5. Last Resort Resolution	10
Guidelines	11
Privacy and Confidentiality of Information	11
Personal Integrity	13
Fraud	13
Travel & Expenses	13
Compliance with Domestic and Foreign Laws	13
Contributing to our Communities	14
Competing Ethically/Lawfully/Fairly	14
Bribes and Facilitation Payments	14
Other Parties’ Confidential Information	14
Lawful Competition	15
Dealing with Governments	15
Political Activities	16
Proprietary Rights and Assets of Others	16
Involvement in a legal matter	16
Improper Influence on the Conduct of Audits	16
Respectful Workplace / Human Rights	16
Valuing Diversity and Inclusion	17
Health and Safety	17
Environment & Sustainability	18
Company Assets and Information	19
Company Information	19
Public Disclosure	20
Business Records	20
Financial Transactions	21
Safeguarding Assets	21
Intellectual Property	21
Personal Use of Communication Devices	22
Conflict of Interest	24
Personal Gain	25
Family Members and Personal Relationships	25
Ethical Sales Practices	26
Outside employment and other non-TELUS activities	26
Future TELUS Business	27
Insider Trading	27
Putting Conflict of Interest Concepts into Practice	27
Gifts and Benefits	27
Dealing with Suppliers	32
Selecting Suppliers	32
Adherence to applicable TELUS policies	32
Supplier-funded incentive programs	33
Review Guidelines and Policies	33

All TELUS team members:

At TELUS, our commitment to ethical behaviour reflects our collective belief in transparency, integrity and inclusiveness. We understand that in order to uphold our accountability of making the future friendly for our stakeholders, including delivering on our Customers First promise, we need to be consistently mindful of our professional values, ethics and conduct. All team members, as well as our suppliers, vendors, community partners and members of our Board of Directors and TELUS Community Boards should share this commitment to personal and professional integrity.

We strive to uphold our brand and reputation as a highly regarded and world leading corporate citizen. Importantly, our Code of Ethics & Conduct helps to guide these efforts.  This document addresses a range of essential topics, including: conflict of interest; the acceptance of gifts and benefits; and the protection of our company’s assets and information. Respectfully, we ask that you familiarise yourself with our Code and ensure that its policies, procedures and standards inform your decisions and actions at all times.  Building and maintaining an ethical culture is a shared responsibility, and it is incumbent upon our leaders to set the standard and lead by example. To this end, TELUS requires that every member of our team use the Code as a resource to assist you in doing the right thing.

Increasingly, citizens are choosing to do business with, and work for, organisations that reflect their values. This is one reason why integrity matters so much at TELUS given that it is our top priority to put customers first in all that we do. Indeed, acting with integrity creates yet another competitive advantage for our organisation and team.
As the most authentic ambassadors of our brand, you define us as a company of passionately committed to honouring its responsibilities to our clients, communities, team members and shareholders; a company that people around the world choose to recommend to their friends, family and personal networks.

Thank you for embracing this learning opportunity to further elevate your daily interactions with one another, as well as with our customers, investors and the communities that we serve as proud citizens

With deep appreciation for your commitment,

Darren Entwistle

President and Chief Executive Officer

Doug French

Executive Vice-President and Chief Financial Officer

Sandy McIntosh

Executive Vice-President People & Culture and Chief Human Resources Officer

Introduction

Why do we have a Code?

TELUS’ Code of Ethics & Conduct (the “Code”) outlines the behaviours that we must exhibit in order to meet and uphold TELUS’ ethical and conduct standards. The Code is intended to set the tone for how we work at TELUS and to help us recognize ethical and compliance issues before they arise and guide how we deal with those issues should they arise.

The Code applies to the directors, officers and employees (referred to as “team members” or “TELUS team members”) of the TELUS group of companies (i.e. TELUS Corporation, TELUS International and all of their subsidiaries and affiliates) (“TELUS” or the “Company”) that in each case, are directly or indirectly controlled or managed by TELUS. Team members are required to review this Code at least annually to remain familiar with its terms and to adhere to them.

To assist team members in remaining familiar with the Code, they are required to complete the Integrity training course each year. Team members must also complete any other required ethics and compliance courses in a timely manner.

The Code cannot address every possible situation, so it is up to team members to use good judgment and seek help whenever they have questions or are not sure about the right course of action. The Code is reviewed annually and revised as necessary.

The Code constitutes a term of the employment contract of all TELUS team members.

TELUS reserves the right to revoke or amend any term of the Code if required by the needs of the business. TELUS will notify team members of any amendments to the Code prior to the changes becoming effective.

The Code is available on the Company’s intranet under Go/Ethics, and is publicly available at about.telus.com/governance/ethics.html.

Responsibilities

All TELUS Team Members

Ethical behavior is an individual responsibility and reflecting high ethical standards is the expectation of all of us. All team members are expected to act honestly in all their dealings, comply with the laws governing our businesses, and maintain an ethical work environment. This standard requires that all team members understand and apply the guidelines in this Code to everyday actions and decisions.

At TELUS, we not only do things right, but we should strive to do the right things.

All business activities should be able to stand up to any possible public scrutiny and further investigation if required.

The guidelines in this Code are based upon generally accepted standards of ethical business conduct and applicable laws. The absence of a guideline covering a particular situation does not relieve any of us from the responsibility for acting ethically and within the law.

Leaders

In addition to the aforementioned responsibilities, TELUS managers (referred to as leaders) have responsibility to:

•                  Be familiar with the Code and resolution procedures

•                  Demonstrate leadership by promoting and maintaining a climate in which honest, ethical and legal business conduct is the norm

•                  Ensure that annual Integrity training is completed by all team members and that violations of the Code are appropriately addressed

•                  Identify any risks of non-compliance with this Code within their area of responsibility and take appropriate steps to address such risks

•                  Maintain a work environment that encourages open discussion and resolution of all ethical and conduct concerns without the fear of retaliation

•                  Maintain, without compromise, our ethical and other conduct standards in achieving goals, objectives and Customer First priorities

•                  Use our performance review process to evaluate team members not only on the business objectives achieved, but also how they are achieved

•                  Recognize team members whose behaviour and actions demonstrate strong ethical decision making and adherence to conduct standards.

Team members with internal controls over financial reporting and disclosure control roles

In addition to the above responsibilities, team members who have roles related to internal controls over financial reporting and disclosure controls have, as outlined in the Policy on Corporate Disclosure and Confidentiality of Information, the responsibility to make full, fair, accurate, timely and understandable disclosure in reports and documents that TELUS files with, or submits to, securities commissions and in other public communications made by TELUS.

Members of the TELUS Board of Directors

TELUS Board members have the responsibility to notify the Chair of the Board of any potential or perceived conflict of interest or other Code issues which arise during the course of their Board service.

Team Members and Board Members who represent TELUS as directors on the boards of other organizations

In addition to the above responsibilities, TELUS team members and Board members who represent TELUS on the boards of other organizations have the responsibility to notify the Chair of the Board (if they are a Board member) or the TELUS Integrity Work Group (if they are a team member) of any potential perceived conflict of interest or other Code issues which arise during the course of their service on another organizations’ board. In providing such notice, Board members and team members should exercise due care to ensure that they act in compliance with their fiduciary and other obligations to the other organization and, for example, do not disclose that organization’s confidential information to TELUS, without prior written approval of that organization.

Ethics Office

The Ethics Office is established to provide team members with a resource regarding ethical and conduct matters. This office oversees the Code, conducts investigations, provides advice on ethical issues and conduct matters and develops and administers training for TELUS’ expected standards of business conduct. The office reports on its activities, including on breaches of the Code, to the President and Chief Executive Officer and financial officers (unless implicated) and to the Human Resources and Compensation Committee and the Audit Committee of the Board on a quarterly basis.

Integrity Work Group

An Integrity Work Group supports the Ethics Office in overseeing the Code and quarterly reporting to senior leadership and the Human Resources and Compensation Committee and the Audit Committee of the TELUS Board. Members of the Integrity Work Group include representatives from Risk Management, People & Culture, Legal Services, the Data & Trust Office, TELUS International and the TELUS Security Office.

Compliance/Exceptions

In situations where the right ethical behaviour is unclear, or where there may be the appearance of a contravention of these guidelines, we support each other in seeking advice and clarification. If you are unsure as to the proper course of action to take in a particular situation, you should first discuss the situation with your leader (supporting manager) or the applicable department identified in this Code. Team members should retain all documentation and save a written record of the guidance provided by their leader or members of other departments and any decision made in the event there is a future investigation with respect to a possible violation of the Code.

If you become aware of a possible violation of the Code, you are required to report it to the Ethics Office. For more details, please refer to the TELUS EthicsLine section. Members of the TELUS Board may also advise the Chair of the Board of potential violations. The Chair will refer the matter to the Ethics Office for investigation, resolution and reporting. Possible violation of applicable laws will be directed to Legal Services for review and investigation.

Failure to act in accordance with the guidelines outlined in this Code may have consequences for the individual team members, may create potential harm to TELUS’ reputation and brand, and may put TELUS at risk for civil or criminal liability. Individual consequences may include disciplinary action, up to and including dismissal for just cause, as well as civil and criminal penalties. Therefore, please regard the requirement to understand and to act in accordance with the Code as a very serious obligation.

Waivers

It is not intended that there be any waivers to this Code. In the unlikely event that a waiver is considered and granted for an executive leadership team (“ELT”) member or a member of the Board, it must receive prior written approval by the Board or its delegate. The delegate must be a Board committee member. In such circumstances, any waivers granted to an ELT member or member of the Board must be disclosed, subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information.

In the unlikely event that a waiver is considered for team members other than an ELT member or a member of the Board, prior written approval must be received by the Chief Legal Officer together with the Vice President Risk Management & Chief Internal Auditor and must be promptly reported to the Audit Committee of the Board.

Ethical Decision Making

This Code reflects our commitment to high standards of integrity and ethical behaviour in our professional and business dealings. The Code is intended to support open and frank discussion and the satisfactory resolution of ethical dilemmas. We encourage “asking before acting.”

Each of us is responsible for striving to ensure our behaviour is ethical and for taking steps to resolve ethical dilemmas. The guidelines in this Code are provided to assist with ethical decision-making. However, as business becomes increasingly complex, the Code cannot provide guidance for every possible situation.

If you have an ethical issue with which you would like help, follow the process below, stopping at the point at which your situation has been resolved.

1. Questions to Ask Yourself

Gather information and then determine if the situation you face is an ethical issue. The questions below may help to clarify your situation and ethical action.

•                  What is my immediate feeling about this?

•                  Does this comply with company policies and procedures?

•                  Is this legal?

•                  Is this an expected part of my job?

•                  How would others perceive this action?

•                  Would I or TELUS be embarrassed if this situation were discussed in the media?

•                  Would I be putting TELUS or myself at unnecessary risk?

•                  What impact would this have on my or the Company’s reputation?

•                  Is this taking revenue or customers away from TELUS or otherwise negatively affecting TELUS’ interests?

•                  Does this affect my judgment to act in the best interests of TELUS?

•                  Does this benefit me or a person somehow related to me economically?

•                  Would the action bias me or my role and accountability?

We rely on all team members to use good judgment to guide behaviour and to ask questions in situations where the proper course of action may be unclear.

2. Talk to Your Leader

Often your leader is in the best position to help you work through the issue. Your leader is responsible for supporting open discussion, working through the ethical questions and other issues you have that touch on the Code, and guiding your access to further assistance as required. In situations where you are uncomfortable talking with your leader, or your leader is unable to help, you should refer to the next level of leadership or seek expert assistance as detailed in the next section from the Ethics Office.

3. Expert Assistance

If you have tried the above steps but still have questions, assistance is available through designated subject matter experts in People & Culture, Legal Services, the Data & Trust Office, the TELUS Security Office, the Ethics Office, Regulatory Affairs and Corporate Accounting & Financial Reporting. Names and contact telephone numbers are listed on the Company’s internal website, under Ethics. TELUS International team members may contact their Senior Vice President for People & Culture.

4. TELUS EthicsLine

You may also contact the TELUS EthicsLine to request ethical guidance or make a good-faith report about misconduct or a perceived violation of this Code, another Company policy or procedure, a law, questionable business practices, potential fraud or concerns or complaints with respect to any accounting, accounting controls or auditing matter. Reports may be made anonymously.

A good-faith report alleging misconduct must be made promptly after the occurrence of a violation or perceived violation, or after a team member becomes aware of it. Failure to file a report promptly may negatively impact TELUS’ ability to evaluate, investigate or resolve the alleged misconduct.

The EthicsLine is operated by an independent company and is staffed 24 hours a day, seven days a week, by live operators who are fluent in multiple languages. EthicsLine operators document and forward the report to the Ethics Office for review and handling following each call or web contact. Where the report involves accounting, accounting controls or auditing matters, EthicsLine operators forward the report directly to the Chief Legal Officer, who will, as appropriate, review and assess the seriousness of such report with one or more of:

•                  the Executive Vice President & Chief Financial Officer,

•                  the Vice President Risk Management & Chief Internal Auditor,

•                  the Chief Data & Trust Officer, who oversees the Data & Trust Office , or

•                  the Audit Committee of the TELUS Board.

The Ethics Office forwards complaints regarding potential violation of laws to Legal Services for review and handling.

Phone toll free: 1-888-265-4112 in North America. See website for other international dialing instructions

Web: link from www.telus.ethicspoint.com or Company intranet

How the Ethics Office handles Inquiries:

The Ethics Office will assist team members in ethical decision-making by providing guidance concerning the Code. The Ethics Office may also refer to other subject matter experts within TELUS for assistance.

How the Ethics Office handles Complaints:

a)             Assessment of complaint

The Ethics Office will assess the nature of the complaint. The complaint will be reviewed under the direction of Legal Services in appropriate cases. The following matters for which other remedies exist will not be investigated by the Ethics Office and will be redirected as follows:

•                  Labour relations issues — Labour Relations and the immediate leader or other members of leadership

•                  Employment issues such as promotions, remuneration, reprimands, suspensions, dismissals — People & Culture and the immediate leader or other members of leadership

•                  Respectful Workplace issues such as harassment and discrimination — Respectful Workplace Office

•                  Customer service complaints — Customer Care or Client Care

•                  Privacy-related issues — the Data & Trust Office is engaged where a matter involves customer or team member privacy

•                  Health & Safety issues- the Safety & Environment team

•                  Others may be redirected on a one off basis as determined by the Ethics Office.

b)             Investigation

All complaints to the Ethics Office are taken seriously and investigated, in partnership with TELUS Security where appropriate, in a timely manner. If substantiated, the complaint will be resolved through appropriate corrective action and/or discipline. If you make a complaint and choose to identify yourself, you will be notified when the Ethics Office has completed its review. Every effort will be made to maintain privacy and confidentiality for those who contact the Ethics Office or who are accused of a breach of this Code (although disclosure may be necessary in some cases to effectively conduct an investigation, take corrective action or support legal proceedings or otherwise as required by law). It is expected that all reports to the Ethics Office will be made in good faith. Deliberately or recklessly making false complaints will result in disciplinary action up to and including dismissal for just cause.

c)              Protection for Reporting

We support and encourage our team members to come forward in order for the Ethics Office and other subject matter experts to investigate and allow for a proactive response to potential areas of concern. Retaliation or retribution against a team member for contacting the Ethics Office or for assisting or participating in an investigation of a complaint violates our ethical principles and will not be tolerated. If you feel you have been retaliated against, you should contact People & Culture or the Ethics Office immediately.

d)             Opportunity to Respond

If it has been found that a team member has breached or has likely breached this Code, the team member will be informed of the complaint in due course. He or she will be provided the opportunity to respond and, where appropriate, to contribute to the correction of the breach.

e)              Reporting of Breaches

Any breach of the Code will be reported to senior leadership with recommendations for action. Ethical issues reported to the Ethics Office will be summarized quarterly and reported to the Human Resources and Compensation Committee and the Audit Committee of the Board, together with results of investigations, recommendations and action. The Chief Legal Officer will report significant complaints regarding accounting, internal accounting controls or auditing matters directly to the Chair of the Audit Committee of the Board.

f)               File Documentation

Records of the report and investigation, including contents of meetings, interviews, results of investigations and other relevant material, will be maintained by the Ethics Office in a separate file, and managed in accordance with the TELUS Privacy Policies and commitments set out at telus.com/privacy and Record Retention Policy. Disclosure of information internally will be strictly limited to a need-to-know basis.

5. Last Resort Resolution

If an ethical issue remains unresolved, the Integrity Work Group is available as the body of last resort to discuss the issue and guide the resolution of any ethical issue brought forward. Every ethical issue referred to the Integrity Work Group will first be reviewed by a sub-committee of the Integrity Work Group to assess its merits and relevance. If the sub-committee determines, based upon a review of the evidence submitted, that the issue has not been reported in good faith but is frivolous and / or vexatious, or that it is made in bad faith, it may recommend to the Integrity Work Group that no further action be taken. The Integrity Work Group will review the recommendation from the sub-committee and make a decision whether to assess the merits of the issue or determine that no further action be taken.

Guidelines

Privacy and Confidentiality of Information

We respect and protect the confidentiality, security and integrity of the information of others whether it belongs to other team members, contractors, suppliers, vendors, community partners, customers or competitors and we earn trust through effective and ethical management of their information.

The definition of “customer” includes our direct customers, customers who are also our competitors, a third party’s customers (customers of our customers), and may include team members who are also our customers. All customer and team member personal information is confidential and may not be disclosed except as outlined in the TELUS Privacy Code and as permitted by law.

We’re proud of the work we do at TELUS to protect the privacy of our customers and team members, and of the excellent reputation we have built for doing so. In today’s technologically innovative world, protecting privacy is more important than ever and more challenging than ever. We all rely on our customers trusting us with their data and, accordingly, we all need to be constantly alert about how we can continue to earn and maintain that trust.

Every team member at TELUS has a responsibility to put privacy first when handling personal information and to understand the privacy commitments we make to both our customers and team members, set out, respectively, at telus.com/privacy.

Team members are only permitted to access supplier, partner, customer or team member personal information where they have a legitimate business need to do so and may only use that personal information for that specific business purpose.

In order to comply with privacy laws, protect confidential information and maintain a respectful workplace, team members must not record workplace conversations or take photographs or videos in the workplace with a recording device or camera (including, but not limited to, a smartphone) without either obtaining prior consent from all parties included in the recording, photograph or video or prior authorization from their leader or other TELUS management. Team members should contact their leader or the
Ethics Office for further information on recording workplace conversations.

The privacy policies and commitments found at telus.com/privacy set out guidelines and related practices for managing customer, supplier and team member personal information. Various areas of the Company may have additional supporting management practices in place. Refer to your leader for more information.

Case Studies

Problem

My friend calls me at work in the Call Centre to ask me to look up the address and phone number of a TV personality since this information is not listed in the public directory. Should I look this up and provide the information?

Action

No. Unless you have a legitimate business reason to look up the information, you must not even access this customer’s account and should certainly not provide the requested information to your friend.

Problem

My next-door neighbour is a good friend of the family of one of my former team members who now works for a different leader. My neighbour asks me how this team member is doing. I explain that he no longer works on my team and is away from the office on stress leave. Should I have discussed my former team member’s status with a close family friend?

Action

No. It is not appropriate for you to discuss the status of your former team member even though you know your neighbour is a close family friend. Team members are reminded that it is inappropriate to disclose personal information of our team members for non-work related purposes. Of particular concern is sensitive personal information such as health or financial information and information about disciplinary action. This is contrary to our TELUS Privacy Policies and commitments set out at telus.com/privacy.

Problem

Today I had a challenging experience with a customer and I could not make them happy.  I have my own blog on our intranet and would like to post my experience so that I can get suggestions from my team members on how to handle similar situations. Should I post this?

Action

Soliciting feedback from your team members is an excellent idea; however, you should act cautiously. Even though you are posting this internally, you must protect the privacy of your customer. Review what you intend to post to ensure you are not inappropriately identifying your customer and, discuss with your leader before posting.

Problem

My sister is in a marital dispute with her spouse. Is it acceptable to help her by looking up the calling and account details of her spouse?

Action

No. Unless you have a business reason to look up the information, you must not access this customer’s account and should certainly not provide the requested information to your sister. Doing so would constitute a breach of privacy and would be considered a conflict of interest.

Personal Integrity

Individually and collectively, our personal integrity supports the honest use of Company resources such as time, funds and property in dealings with co-workers and others and in delivering on our Customer First priorities. Business needs must take priority in the allocation of our time at work. Company resources are to be used for business purposes unless otherwise authorized by the appropriate leadership. While we respect the privacy and autonomy of our team members in their personal lives, their actions, both in the workplace and outside it, have the potential to negatively impact the reputation of our company.

Fraud

We have a zero tolerance stance with regards to instances of confirmed fraud. Fraud can be simply defined as any intentional act, omission, deception, falsification or misrepresentation designed to deceive others, resulting in the victim suffering a loss and/or the perpetrator achieving a gain. As team members we will not engage directly or indirectly in fraud, including account falsification, abusive sales practices, expense fraud, time fraud, or any other fraudulent practices or reporting. If you are approached by anyone who you feel is or may be suggesting engagement in fraudulent activities, or if you are aware of situations which may involve fraud, you must report the incident to your leader or contact the Ethics Office. Examples of fraudulent or otherwise improper activity include:

•             Altering sales agreements or creating fictitious accounts to meet objectives / earn sales incentive payments

•             Adding or modifying products or services on a customer’s account without their knowledge or authorization

•             Presenting false medical information to obtain disability benefits

•             Falsely reporting time worked to earn more pay or to avoid discipline for being late or absent from work

•             Submitting fraudulent benefits claims to TELUS’ service providers.

Travel & Expenses

TELUS funds may only be used for legitimate business purposes. We must follow Company policies regarding allowable expenses, expense limits, the use of corporate credit cards, preferred travel vendors, management approvals, receipts, expense reports and other travel-related matters and we are expected to truthfully, accurately and completely record our travel expenses. See Employee Expense Policy and the TELUS Business Travel Policy for more information about the rules and guidelines regarding reimbursable expenses.

Compliance with Domestic and Foreign Laws

We comply with all applicable laws of the countries where we conduct business. Team members should understand and comply with the laws that relate to their work. It is the responsibility of leaders to ensure that members of their team are aware of their responsibilities in this regard and to seek advice from Legal Services, People & Culture, Regulatory Affairs or Taxation if they are unsure, especially for transactions that cross international borders or involve foreign laws.

Team members should be aware that many countries have laws that regulate the import and export of goods, services, software and technology for a variety of reasons, including national security and foreign policy.

Contributing to our Communities

We are committed to supporting the communities where our team members live and work. We encourage team members to support our communities by volunteering and participating in charitable activities, such as the TELUS Days of Giving.

While representing TELUS and contributing to our communities, we must adhere to the following:

•                  Adhere to the TELUS values and uphold the standards in this Code to ensure we always represent TELUS in an ethical manner

•                  Ensure that these outside activities do not interfere with our job performance or create a conflict of interest

•                  Obtain proper approval through the Community Investment team before donating TELUS funds or making contributions in TELUS’ name

•                  Make it clear that the views expressed through our participation in community activities are our own personal views, not those of TELUS.

Competing Ethically/Lawfully/Fairly

We consciously and purposely apply high standards of courtesy, professionalism, fairness and honesty when dealing with partners, suppliers, customers and competitors. We will report unethical practices by any other party to our leader or the TELUS EthicsLine.

Bribes and Facilitation Payments

We do not support any form of dishonesty, including facilitation payments or other types of bribery, gifts and benefits outside the guidelines, kickbacks and extortion, either directly or indirectly through an agent or third party. Local customs do not provide an exception to this requirement. Team members should be aware there are national and international laws regarding bribery and corruption that apply to TELUS and that have significant potential civil and criminal penalties for violations. Team members should refer to the Anti-Bribery and Corruption Policy for further details.

Facilitation payments are typically small, unofficial payments made to secure or expedite the performance of a routine government action by a government employee or official. For example, a team member might be asked for a facilitation payment in order to obtain routine permits to do business, to process visas and work orders, to obtain mail or telephone services, or to expedite shipments through customs. Facilitation payments are bribes and are strictly prohibited, even where they may not be illegal in a particular jurisdiction. By contrast, paying government taxes, fees and other legally required charges would not be considered a facilitation payment. Further guidance on bribes may be found under Gifts and Benefits below and in the Anti-Bribery and Corruption Policy.

Other Parties’ Confidential Information

We do not improperly seek corporate trade secrets or confidential information belonging to others. If we receive unsolicited information that appears to be another party’s corporate trade secrets or confidential information without the owner’s consent, we will immediately inform our leader and not copy, distribute, or use it until we have obtained guidance from our leadership and/or Legal Services. Team members or contractors who have worked for a partner, supplier, customer or competitor will not be requested to provide confidential information about that party. This does not preclude gathering information with the owner’s consent or from the public domain. Team members should refer to the TELUS Code of Conduct for Business Sales Activities for further details.

Lawful Competition

We are fair in what we say about others’ products and services and we are committed to lawful competition based upon the merits of our products and services and do not support any agreements or actions that restrict or impede fair competition in contravention of applicable law. Competition (anti-trust) law is complex, and global in reach, and its application depends on the facts of a particular case. Team members with sales, marketing and pricing responsibilities, as well as senior leadership, function in areas that tend to involve risks for violating competition laws, particularly matters that include:

•                  establishing terms and conditions as well as pricing and promotional strategies for TELUS products and services

•                  developing advertising materials for TELUS products and services

•                  negotiating, communicating or interacting with competitors

•                  handling or using data about competitors

•                  participating in trade associations that include competitors as participants, or

•                  selecting or negotiating with vendors.

Team members performing these functions should consult with Legal Services to ensure they are appropriately educated and trained with respect to competition law, and that they receive appropriate advice and specific guidelines to address relevant competition law issues that are applicable to their situation. Team members are also required to report to Legal Services any contravention or suspected breach of competition law requirements. In addition, it is often essential to involve legal counsel early in the process of developing new commercial initiatives given the many uncertainties that can arise in the application of this area of law.

Dealing with Governments

TELUS values its relationships with governments at all levels. Team members dealing with governments must be aware of legal, regulatory and policy requirements in such areas as lobbying, gifts and benefits, conflict of interest, bribery and corruption, hiring ex-government employees and procurement processes. Team members should also refer to the TELUS Code of Conduct for Business Sales Activities and the Anti-Bribery and Corruption Policy for further details.

TELUS actively and openly communicates with all levels of governments and legislators, expressing views that affect our business and our industry. Team members or consultants/contractors acting on behalf of TELUS will not engage in lobbying activity unless they are registered as lobbyists and authorized to do so by TELUS’ Government Relations. Team members having contact with elected officials, their staff, and government employees (including those of Crown Corporations) should consult with the Government Relations team to ensure compliance with the appropriate lobbying regulations.

Team members should be aware of laws and regulations restricting or prohibiting government officials from accepting gifts or entertainment or from placing those officials in an actual or perceived conflict of interest with regard to their employer.

Team members hiring former government employees should be aware of restrictions placed by governments on their former employees from accepting employment or work, or advising or accepting appointment to a board of directors of entities with which they had significant official dealings for a specified period of time after leaving government employment.

Political Activities

As private citizens, we are free to engage in political activities and support causes, candidates or political parties of our choice. Unless expressly approved by TELUS, we will not, however, associate TELUS with our personal political activities. TELUS will not reimburse personal political donations in any form. As a responsible corporate citizen, TELUS will occasionally make contributions to a political party, campaign or candidate in Canada, as a means of supporting the democratic process, but only where legally permitted and not to secure favours or preferential treatment. All political contributions, whether direct, sponsorship or in-kind, must be made through the Government Relations team. No political contributions are permitted in countries other than Canada.

Proprietary Rights and Assets of Others

We respect the proprietary rights and assets of others. These include both tangible properties and intangible assets such as those protected by intellectual property rights. Intellectual property rights include trademarks, copyrights, patents, industrial designs, confidential information, know-how and trade secrets. Examples of assets containing intellectual property rights that we may come across in our work include, but are not limited to, written materials, logos, creative suggestions, pictures, audio and video products and computer software. We respect licenses and conditions of use that apply to the intellectual property of others. Copyright materials are not copied in whole or in part, or used in violation of any law or agreement with vendors, licensors or any other party. Software license conditions may be included in instruction manuals, in separate documents, or on the disk itself, and breaking the seal on a disk package may constitute acceptance of the stated agreement.

Involvement in a legal matter

If you are involved in a legal matter, whether of a civil, criminal or regulatory nature, that has the potential to affect your ability to perform your job or harm the reputation or interests of TELUS, you must immediately inform your leader.

If a team member comes across a suspected illegal activity or material (e.g. child pornography) in the course of their work, they should report it immediately to the TELUS Security Office which will determine the appropriate course of action such as reporting to the appropriate authorities.

Improper Influence on the Conduct of Audits

Team members, or any person acting under the direction of a team member, are prohibited from directly or indirectly taking any action to improperly influence, coerce, manipulate or mislead the Company’s external or internal auditors or their representatives.

Respectful Workplace / Human Rights

We are committed to treating all current, potential and past team members, as well as all partners, suppliers, shareholders, and customers (and others stakeholders) in a non-discriminatory and harassment free manner. In addition, we are committed to maintaining a respectful work environment that supports the contribution, worth and human rights of all team members.

Every team member has the right to a workplace that is free of unacceptable behaviours and has the obligation to treat others in the same manner. Unacceptable behaviours include bullying and discrimination and harassment based on race, national or ethnic origin, colour, religion, age, sex, gender identity or expression, sexual orientation, marital status, family status, genetic characteristics, disability or conviction for an offence for which a pardon has been granted or in respect of which a record suspension has been ordered.

For the purpose of this section, TELUS “work environment” and “workplace” is not limited to TELUS’ business premises and is not limited to normal business hours. These terms also encompass any activities or events that happen outside of normal business hours or outside of TELUS business premises, but are linked to the TELUS workplace and the team member’s employment with TELUS.

Though the spirit of the law is the same, the human rights legislation that TELUS companies are subject to may differ slightly, depending on which TELUS company is involved and which jurisdiction it is operating in. For example, some of the grounds for discrimination and harassment may differ slightly. Details are provided in the Respectful Workplace Policy to which team members are referred for more information.

Valuing Diversity and Inclusion

We believe the diversity of our team is a significant competitive advantage and we believe diversity thrives when we respect the traditions, beliefs, lifestyles, abilities and perspectives of all members of our team.

Our commitment to inclusiveness includes the provision of workplace accommodation in accordance with the law to permit qualified persons who face some barrier (e.g. persons with disabilities) to do their jobs. Examples of accommodation may include physical or technical changes to work stations and changes to work duties. Details are provided in the Workplace Accommodation Policy to which Canadian team members are referred for more information. Team members are also referred to the Accessibility Policy.

Health and Safety

We are committed to having healthy and safe operations in all our locations to protect the lives and health of our team members, to protect our assets, to ensure business continuity and to engender public trust. When working on customer premises and public thoroughfares, we safeguard the rights and safety of the customer, the public and ourselves as outlined in the Health and Safety Policy.

We monitor progress towards our objective of preventing injuries, illnesses and incidents and continually assess and improve, where appropriate, our health and safety technologies and programs. We provide training to team members to help them understand and incorporate safe behaviour in their daily business activities. We have operating standards, practices, systems and resources to implement the Health and Safety Policy.

We are expected to report to, and to remain fit for work, without any limitation due to the effects of alcohol, illicit drugs, medication, or any other mood altering substance, so that our ability to perform our job is not weakened, diminished, or adversely affected in any way. Our actions with respect to the use of drugs, alcohol, and other mood altering substances not only reflect on us as individuals, but on TELUS as a whole. Team members are referred to the TELUS Alcohol and Drug Corporate Policy for further details.

TELUS is committed to providing a safe and violence-free workplace for all team members. Workplace violence may include conduct such as bullying, cyberbullying, teasing, abusive and other aggressive behaviours. Workplace violence is not only an employee health and safety issue, but also may be a criminal law issue. Consequently, workplace violence will not be tolerated and every incident will be investigated. Team members are referred to the Violence Prevention in the Workplace: Investigation and Reporting Policy for further details.

Environment & Sustainability

We believe there is a harmonious relationship between our company, our team and the health and prosperity of our communities and are committed to environmental stewardship and responsible corporate citizenship. We advance this commitment and responsibility through our balanced approach to business, delivering economic growth with a diligent focus on meeting our environmental and social objectives.

TELUS’ values are demonstrated by our compliance with applicable environmental legal requirements, our actions to continually improve our environmental performance and build a sustainability culture. Team members are encouraged to consider economic, social and environmental factors in their day-to-day strategic planning, decision making and operations.

Detailed information on our commitment to the environment can be found in our Environmental Policy and the Company’s intranet at go/green, where team members will find guidance on our ISO 14001:2004 certified environmental management system and other important resources. Detailed information on our Sustainability strategy and progress can be found in our Sustainability Report.

Case Studies

Problem

We recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor’s expansion strategy and has information that would be very valuable to us. Can we ask her to disclose confidential aspects of this information?

Action

No. The new team member has an obligation to protect her former company’s confidential or proprietary information, just as you would be obliged to protect the confidential or proprietary information of TELUS if you were to leave the company. You must respect the team member’s personal integrity as well as her obligation to her former employer.

Problem

I become aware that a team member is disclosing third party (competitors, suppliers, customers, etc.) confidential information to other TELUS team members. What should I do?

Action

Report this to your leader and the EthicsLine immediately. TELUS’ reputation could be significantly harmed by such disclosure, and this could also expose TELUS to potential legal action. Taking immediate steps to contain the confidential information is critical.

Problem

A co-worker and I had a disagreement in the workplace. We are Facebook friends, as are several of our peers, and I began seeing posts where they are making negative comments about me and calling me a loser. Could this be seen as cyberbullying?

Action

Yes. Comments such as these are considered cyberbullying, and are unacceptable. Cyberbullying can be in the form of, but not limited to, offensive email, email threats, posts, comments or spreading gossip on Social Media or work chat platforms.  If you are experiencing or witnessing such behavior, you should speak to the Respectful Workplace Office in People & Culture or your leader.

Problem

We use a contractor to dispose of hazardous materials such as lead. I know the contractor’s crew chief and I get the feeling that they may not be disposing of the materials correctly, at least not according to the law. Should I care about this? After all, it is not my company and they are probably saving us money.

Action

Yes, you should care because what the contractor is doing may expose TELUS to liability. In addition, improper waste disposal is inconsistent with our commitment to sustainable practices and to reduce the environmental impact of our activities. If team members believe someone we work with is doing something wrong they should talk with their leader, the TELUS Environment department or call the EthicsLine.

Company Assets and Information

Company assets are both physical (e.g. equipment, supplies, tools, funds, communications networks, real estate) and non-physical (e.g. software, non-public information, electronic records, intellectual property, brand, goodwill, reputation). We take appropriate care to protect Company assets against undue risks, exposures and liabilities.

Company Information

As team members of TELUS, we have access to information about our company that belongs to TELUS and is used by the Company for its business. Unless specifically published for external use and public dissemination has occurred, all Company records, information, reports, data, plans, processes and methods are considered Company information and should not be disclosed without proper authorization. Access should be limited to those team members with a legitimate business reason to know the information. Team members are referred to the Security Policies for further details on the classification and safeguarding of TELUS’ information assets.

Team members and past team members must not use or disclose Company trade secrets, competitive information or other confidential and/or proprietary information to benefit themselves or others. In situations where we would be willing to share confidential information, Legal Services can assist in preparing a confidentiality agreement or license agreement to protect TELUS.

To protect the safety and integrity of our networks, only approved software is to be used on TELUS equipment. No team member should knowingly install or use a software program or code that could damage TELUS’ information assets. All team members are responsible for taking reasonable measures to ensure that software and data is clear of malicious code and safe for use in TELUS’ electronic data processing environment.

Public Disclosure

TELUS is subject to strict securities rules regarding disclosure of financial and other material information to the public. Selective disclosure of confidential information by any team member can create liabilities for TELUS and for that team member. All discussions about TELUS in a public environment should comply with the Policy on Corporate Disclosure and Confidentiality of Information, to which team members should refer to for further details.

Examples of situations that may lead to inappropriate public disclosure include:

•                  Participating in an investment-related discussion forum, social networking site, chat room, blog or bulletin board on the Internet. The team member must not discuss any confidential information about TELUS when participating in these activities.

•                  Discussion regarding TELUS with a member of the investment community or the media. All inquiries from these groups must be referred to those team members specifically trained and authorized to communicate on behalf of TELUS.
For further information, contact Investor Relations or Corporate Communications.

•                  Presentations to business, educational or community groups. Team members invited to make such presentations should receive approval from the Vice President Investor Relations prior to accepting the invitation. In addition, all such public speeches and presentations must be provided in advance to Investor Relations for review where requested by them.

•                  For presentations to internal TELUS audiences, team members should confirm with their leader if such presentations include confidential or sensitive information.

Business Records

Accurate and reliable records are essential to enable us to meet our business, legal and financial obligations. We strive to ensure all reports (whether for external or internal use), records and other data are factual, complete, timely and understandable. Restricted and confidential information should be properly identified and respected as such as outlined in our Security Policies.

Every business needs an orderly process for retaining and disposing of records and documents in order to comply with legal and regulatory requirements. Team members are referred to the Records Retention Policy for guidance on minimum and maximum retention periods, storage of records, and suspension of records destruction due to a potential or on-going litigation matter or investigation and where to obtain further information.

It is a violation of this Code as well as other TELUS policies to create false or misleading Company records or documents (including, for example, contracts, orders, time sheets, benefit claims, adjustments and expense statements).

Financial Transactions

All team members are expected to understand their role and responsibility for the Company’s financial transactions and records and follow approved procedures to protect, report, control and accurately reflect these transactions. Team members are referred to the Signing Authority Policy and other Finance policies for further details.

It is a violation of the Employee Expense Policy to misuse Company-issued credit cards or make misrepresentations on expense statements.

We also do not tamper with the network or systems to bypass billing and we do not make unauthorized charges or credits to customer accounts.

Team members whose duties involve authentication and approval are responsible for the close scrutiny and timely verification of all documents upon which monies are paid or received in compliance with TELUS policies.

Safeguarding Assets

We display pride of ownership on behalf of the TELUS team as we protect Company facilities, equipment, tools, supplies, vehicles, funds, communication networks and information systems against loss, theft, damage, vandalism, neglect, unauthorized use and unauthorized disposal.

Team members are expected to take reasonable measures to safeguard access controls such as passwords, identification cards, keys, cards and hand-held user authentication devices. It is also important that we not share our company-provided computer or other communication devices or their access passwords. Team members are the first line of defense in protecting TELUS assets. Team members must also ensure they do not compromise security of sites by leaving access doors open and unattended.

Intellectual Property

Our intellectual property is a valuable TELUS asset. Intellectual property rights enable TELUS to be known and recognized in the market place and help distinguish our products and services from those of our competitors. Intellectual property rights also protect the valuable intangible assets generated or acquired by the TELUS team. At TELUS, we work together to protect our intellectual property just as we respect the proprietary rights of others as noted above.

Intellectual property rights include trademarks, copyrights, patents, industrial designs, confidential information, know-how and trade secrets. Examples of materials involving intellectual property rights that we may come across in our work include, but are not limited to, branding, logos, creative suggestions and ideas, pictures, audio and video products, written materials and computer software. When we create intellectual property

— individually or as part of a team — this property is owned by TELUS and we work to document the ownership of such intellectual property.

Team members should contact Legal Services for further information about intellectual property matters or the Brand Office for information on use of our brand.

Personal Use of Communication Devices

In our future friendly world, communication equipment and devices (whether the Company’s or our own) are used for both business and personal purposes. Electronic communication may occur via a wide range of devices including, but not limited to, computers, telephones, smartphones, webcams and fax machines. This can take the form of emails, texting, Internet searches, photographs, videos, audio files, blogs, social networking, peer-to-peer file transfers and physical exchange of media (e.g., CD’s, USB storage devices and devices such as iPods). As we communicate in any of these ways, we may identify ourselves as TELUS team members either by naming the Company or by virtue of email or IP addresses.

While we permit team members to use TELUS-provided communications equipment and devices for personal purposes, such use should be limited, should not interfere with our duties or negatively impact TELUS in any way. We expect any such personal use to take place on your own personal time, or during reasonable permitted breaks from work, subject to local leadership approval and the needs of the business.

Team members must comply with all TELUS policies when using TELUS-provided communication devices for personal use. We are responsible for all of our actions while using such devices.

TELUS uses automated tools to log team member use of its networks (e.g. voice, email, messaging, Intranet and Internet) and related equipment and devices and to monitor traffic (including content) on its networks in order to detect security threats and other problems. While TELUS does not actively monitor employee email, messaging, telephone and internet access, TELUS does reserve the right to do so. Team members are referred to the Security Policies for further details on the acceptable use of company-provided equipment and devices.

We encourage communication among our team members, customers, and partners, through social networks, blogs, forums, video, and other social-driven platforms. However, as a TELUS team member, you should:

•                  Remember that you can often leave a permanent footprint of your online presence and you may be operating in a public space where anyone can view your content.

•                  Not be formally reviewing TELUS products or services, whether you’ve identified yourself as a team member or not. This includes posting reviews in an app store, or on website forums. Doing so can result in legal ramifications for the business.

•                  Use common sense when offering personal opinions to avoid subjecting either TELUS or yourself to legal action. To help avoid confusion, and depending on the circumstances, it may be appropriate to add the following notice: “the views expressed on this website/blog/email are mine alone and do not necessarily reflect the views of my employer.”

•                  Not disclose information that is confidential to TELUS or provided in confidence to TELUS, including upcoming promotions or device launches or financial information until the information has been made public.

•                  Not try to sell TELUS products or services to your followers online, or in forums, or claim that you can provide better customer offers than what is available in-store or online.

•                  Show respect towards other persons and organizations and avoid defamatory, discriminatory, harassing or sexual messages.

•                  Avoid offensive content of any kind, including pornography and materials promoting violence, discrimination or hatred.

•                  Not display the TELUS logo or brand images in personal communications without written permission from a senior leader or the Brand Office.

•                  Not disclose personal information about ourselves that we do not want the public to be aware of, nor disclose personal information about others.

•                  Not engage in discussions about TELUS products and services online. This can include tweets about customer service issues, news stories about network outages, negative reviews of our products and services, or Reddit threads. The social media team will handle all business-related communication and customer inquiries online.

If you are interested in sharing content or promoting TELUS initiatives, we recommend downloading the Amplify app on your phone, which can be found in the app store, and setting up an account using your TELUS email address. This app features curated feeds of approved TELUS content that can be shared directly with your social networks.

Case Studies

Problem

I have a friend who is starting a new business and has asked me for a list of TELUS customers who might be interested in her services. Is it ok to provide a list of potential customers?

Action

No. Customer information is private and should never be shared with anyone outside TELUS (or with anyone inside TELUS who does not need the information to do their job).

Problem

I am a member of a team working on a part of the quarterly financial results. In the course of my work, I regularly see the draft package of all the results before they are approved for release. One evening, my neighbor asks me, “How is TELUS doing these days?” In this casual conversation, is it acceptable if I answer, “Well, I can tell you one thing: the results are really good this quarter.”

Action

No, this is not acceptable. This information is not yet public and therefore it should be regarded as confidential and/or proprietary company information. In addition, if this information is material (i.e. would reasonably be expected to have a significant effect on the value or price of TELUS shares), you would be engaging in “tipping” in violation of securities law and the Policy on Corporate Disclosure and Confidentiality of Information.

Problem

I would like to search for a new car on the Internet and compare notes with friends on a social networking site. Is this allowed from my workstation?

Action

It depends. Reasonable personal use of your TELUS-provided communication equipment or device to access the Internet is allowed provided it complies with our policies, is carried out during personal time or permitted breaks, does not interfere with your work or negatively impact TELUS in any way. Remember that business needs must take priority in the allocation of our time at work.

Problem

While browsing the web, you came across a Facebook thread where people are discussing TELUS products and services. Some comments praise the business for its service and others are criticizing it.  What should you do?

Action

Unless you are a specifically authorized TELUS spokesperson in this forum, you should not be discussing TELUS products and services online. You may expose yourself and TELUS to unacceptable risk since you may inadvertently disclose confidential information by defending the Company or be viewed as speaking on behalf of TELUS when you have not been authorized to do so. For more information, see Social Media Guidelines.

Problem

You’ve just learned that TELUS is going to be offering a new rate plan in the coming weeks and want to sell it to potential customers online. What do you do?

Action

This is confidential information that should not be shared publicly until it is released officially. We also advise that team members not use social media to sell rate plans or promotions online or claim that they can provide better service or rates. This could be misleading information and can result in a negative customer experience.  For additional information regarding our team member policies, you can visit the Social Media Guidelines.

Note that improper use of the Company’s networks, equipment and devices may result in disciplinary action up to and including dismissal.

Conflict of Interest

As team members, our first business loyalty must be to TELUS. We must avoid situations or relationships that conflict with the interests of the Company and our duties to TELUS. A conflict arises whenever we allow, or appear to allow, personal interests or relationships to impair our judgment and ability to make work related decisions with integrity and honesty. By thinking of ourselves first, we may act in a way that is damaging, or potentially damaging, to TELUS. We may also harm our personal reputation. In such circumstances, team members must take action to eliminate the conflict of interest or the perception of a conflict of interest.

As team members, we must disclose actual or potential conflicts of interest to our leader. Each situation must be considered individually based on the parties involved, level of access to business information, decision-making authority, job duties/responsibilities, position within the organization and potential impact on others. If team members find themselves in a conflict or are unsure of whether a situation would be deemed to be a conflict of interest, they should complete a “Conflict of Interest Disclosure Form” available on the Company intranet and submit it to the Ethics Office. Remember, having a conflict of interest is not necessarily a Code violation, but failing to disclose it is.

The following is intended as a guide in those areas in which conflicts of interest most often arise. It is not intended to be definitive or all-inclusive, as guidelines cannot cover every situation that could give rise to a conflict of interest.

Personal Gain

Conflict of interest may occur when a team member or family member gains a personal benefit from: (a) a business relationship with TELUS, or (b) an outside business with which TELUS has a relationship such as a partner, supplier, customer, competitor, contractor, consultant, agent, or dealer. This personal benefit may take the form of an ownership interest in, or a role as a director, officer or employee of, an entity that is engaged in a business relationship with TELUS.

Team Members may not:

•                  be involved in any negotiations or transactions on behalf of TELUS with partners, suppliers, customers, contractors, consultants, agents, or outside parties where the team member has a personal, commercial or financial interest in the outcome of the negotiations, or transactions unrelated to their role at TELUS.

•                  access or make adjustments to their own TELUS accounts or services or those of their family or friends.

This guideline does not prohibit team members from holding publicly traded shares of an entity with which TELUS has a business relationship or a competitor provided that the team member does not have a significant investment in the entity and does not acquire the shares based on material undisclosed confidential information obtained as a result of employment with TELUS or by being a member of the Board of a TELUS company.

Family Members and Personal Relationships

A conflict of interest may occur when a team member has the ability to enhance or promote the interests of a family member.

Team members may not:

•                  participate in a decision to hire, transfer or promote a family member, or someone with whom they have a romantic or sexual relationship, or be in a position of direct or indirect influence over a family member who is an employee or contractor of TELUS. Team members recommending the hire of an employee or retainer of a contractor must disclose any current or past relationships, both professional and personal.

•                  supervise a family member nor have direct or indirect authority over employment or contract-related decisions that impact a family member or someone with whom they have a romantic or sexual relationship, such as pay, performance ratings, work assignments, discipline, training or termination.

•                  access or make adjustments to the accounts or services of family members, friends, co-workers or acquaintances without authorization from their leader. Team members in Customer Solutions Delivery may only do so if specifically authorized by trouble ticket or customer order and authorization is gained from their leader.

•                  Work for an independent TELUS dealer or a provincially regulated TELUS entity, such as TELUS Retail Limited and TELUS at the same time.

For the purposes of this part of the Code, “Family member” is defined as a spouse (including a common-law spouse and/or same-sex partner), child, stepchild, parent, sibling, niece, nephew, aunt, uncle, cousin, grandparent, grandchild, in-law (including mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law and brother-in-law). It also includes close personal friendships and any person (other than domestic employees) residing in the same household as the TELUS team member.

Situations may arise where broader familial relationships, friendships and other close personal associations (e.g. persons residing in same household as the TELUS team member) cause real or perceived conflicts of interest or the possibility of real or perceived improper influence. Team members should be sensitive to these concerns and demonstrate good business judgment in the best interest of TELUS and in keeping with the spirit and intent of this Code. Any uncertainty should be discussed with the appropriate People & Culture business partner or with the Ethics Office.

TELUS Board members must disclose any family or personal relationship with TELUS team members or with TELUS job applicants to the Chair of the Corporate Governance Committee of the Board in order that the Committee may determine whether the relationship impacts the Director’s independent status.

Board members, executives and senior leaders have a duty to disclose whether they have a relationship with the Company’s external auditor.

Ethical Sales Practices

Team members share a commitment to delivering on our Customers First priorities, which include being consistently mindful of our professional conduct and ethical sales practices. We need to ensure when selling to a customer, that we provide the customer options that will allow them to make informed choices on the products and services that best meet their needs. We do not direct customers to sales that are not aligned with their requirements.

Outside employment and other non-TELUS activities

As team members, we are free to engage in outside business activities on our own time. However, these activities must not conflict, or have the potential to conflict, with TELUS’ best interests or with our ability to perform our job for TELUS. As a general guideline, team members may not work for, or be engaged in business activities for, enterprises that are competitors or suppliers of TELUS. A conflict may also arise if, for example, we use assets such as time, our corporate phone or laptop, or tools paid for or developed by TELUS, when engaged in such outside business activities. If you are considering starting your own business, accepting a second job, or joining a Board, you are required to advise your leader to ensure there is no conflict of interest.

It is a conflict of interest to have an outside interest that demands so much time and energy that it interferes with the team member’s ability to complete their TELUS work.

This could include any personal, community and charitable activities that require time and effort during normal working hours, except for situations where the individual is acting in a representative capacity at the request of TELUS with the explicit and written permission of their leader.

Future TELUS Business

Over time, TELUS may expand into new businesses or change its product lines or services. Team members are responsible for re-examining their individual situations on a regular basis to avoid becoming involved in a conflict of interest situation where no such conflict previously existed.

Information

Team members may not disclose or use for any personal reason, including personal gain, any confidential information (including competitive intelligence) obtained through employment with TELUS or by being a member of the Board of a TELUS company.

Insider Trading

As detailed in the TELUS Insider Trading Policy and summarized here, team members may not trade in shares or other securities of TELUS or any other company while in possession of undisclosed material information relative to the company whose securities are being traded. Nor may team members inform any other person, including their family, of any undisclosed material information except in very limited circumstances.Please see the TELUS Insider Trading Policy and the TELUS Policy on Disclosure and Confidentiality of Information for more information.

Material information in respect of a company is information that could reasonably be expected to have a significant effect on the market price or value of any securities of that company.

Putting Conflict of Interest Concepts into Practice

To determine if you have a conflict of interest that should be disclosed, ask yourself these questions:

• Do my outside interests influence, or appear to influence, my ability to make sound business decisions for TELUS?

• Do I stand to improperly benefit from my involvement in this situation? Does a friend or relative of mine stand to improperly benefit?

• Could my participation in this activity interfere with my ability to do my job at TELUS?

• Is the situation causing me to put my own interests ahead of TELUS’ interests?

• If the situation became public knowledge, could it negatively reflect on me or TELUS?

Gifts and Benefits

A gift can be anything of value. A gift may include tangible items, but not limited to, items such as cash, art, jewelry, travel or tickets to an event.

A benefit includes intangible items such as discounts, services, loans, favours, special privileges, preferential treatment, advantages, and rights that are not available to the general public. They include invitations to sporting, cultural, charitable or social events, or access to discounts and loyalty programs. While their value may sometimes be difficult to quantify in dollars, they may be highly valued by the intended recipient and therefore used to take advantage or influence their behaviour. Accepting substantial gifts from contractors, suppliers, vendors and/or community partners could be seen as “presumptively fraudulent” because of the potential to create undue influence. If ever unsure of an offering, please contact your leader or the Ethics Office.

It is important to remember that “anything of value” can also include things that benefit the recipient’s family members or friends.

TELUS team members shall not authorize, offer or accept, directly or indirectly, gifts, or benefits to or from any organization or person having business dealings with TELUS other than as described below. These guidelines apply at all times and do not change during traditional giving events or seasons.

It is not a conflict of interest to authorize, offer or accept hospitality or entertainment or to offer a discount or gift certificate for TELUS products and services, provided it is reasonable, and is within the limits of responsible and generally accepted business practices. However, team members should not authorize, offer or accept gifts or benefits that are intended to influence, or appear to influence, a particular business decision.

Gifts of cash or cash equivalent (such as a gift card) should not be authorized, offered or accepted, regardless of the amount.

Reasonable gifts and entertainment are courtesies intended to engender goodwill and positive working relationships among business partners. We do not, however, want to use improper means to obtain business or gain any special advantage in a business relationship or put ourselves in a situation where we feel a sense of obligation created by accepting a gift.

Gifts and benefits that are acceptable for TELUS team members to authorize, offer or accept in the normal course of business are typically less than $250 Canadian or the close equivalent in other currencies and include:

•                  Attendance at local sporting or cultural events

•                  Business lunches or dinners

•                  Transportation to or from the customer’s or supplier’s place of business

•                  Hospitality suites or

•                  Small seasonal holiday gifts or prizes to be used in office draws and raffles.

Business meals and entertainment provided by external parties must be unsolicited, infrequent with any particular business or person, in good taste, and undertaken for legitimate business reasons, including engendering goodwill. If the provider of the meal or entertainment is not in attendance, it is considered a gift and can only be of nominal value.

If you are not sure whether a gift or benefit is acceptable, ask yourself:

•                  Would the gift be considered customary given the nature of your role with TELUS?

•                  If the gift or benefit was reported in the media or to the TELUS President and CEO, would the perception be neutral or positive?

•                  Would the gift complement or enhance a business relationship?

•                  For offers of hospitality or entertainment, is the person extending the offer attending with you?

If the answers to these questions are “yes,” based on your good faith assessment, you may accept the gift.

If the answers to these questions are “no”, you should politely decline the gifts or entertainment. If that would be difficult or embarrassing to the provider, ask your leader or contact the Ethics Office for advice.

It is important to remember that while something less than $250 is typically considered an acceptable value for a gift or benefit, in certain circumstances it may be considered a bribe (and therefore not permitted) since a bribe does not have a specific minimum value. A bribe is any payment, gift or benefit intended to influence the judgment or conduct of a person in a position of power, authority or trust to try to obtain a business advantage. It also includes a payment, gift or other benefit that is intended to reward a person for a business advantage that has already been given. As mentioned above in the context of facilitation payments, bribe amounts can often be relatively small. The determining element is the exchange of personal benefit for business advantage. Reasonable hospitality conferred with a view to engendering goodwill and without an expectation of a specific business advantage in return is not a bribe.

It may be appropriate to attend third-party paid seminars, conferences or vendor-hosted events if there is a clear benefit to TELUS for attending and the attendance is approved in advance by the team member’s leader. To avoid a real or perceived conflict of interest, team members should consider having TELUS fund incremental expenses (e.g. airfare and hotel) and remember, prizes given out at such events are considered gifts and should follow the same gifts & benefits guidelines as outlined above.

Team members with supplier selection, negotiation, purchasing or contract management roles within TELUS are subject to more stringent professional purchasing requirements regarding gifts and benefits and maintaining appropriate relationships with suppliers and should therefore not accept any gifts or benefits from suppliers or potential suppliers without the explicit and written permission of their leader. Where the value of any gift or benefit is $250 or greater, the leader must also provide a copy of their authorization of that particular gift or benefit to the Ethics Office including a description of the gift or benefit, approximate value, the name of the party conferring the gift or benefit and the reason).

Team members with supplier selection, negotiation, purchasing or contract management roles are not limited to team members within the Procurement and Supply Chain Management team, but include team members in any area of TELUS that have the ability to either make or influence decisions around matters including:

•                  the selection of suppliers, including service providers such as law firms, accounting firms, IT professionals, consultants, and suppliers of any type of hardware, software, equipment or other tangible items;

•                  the negotiation of contract terms with one or more supplier(s);

•                  the volume of goods or services to be purchased or acquired from one or more supplier(s); or

•                  the ongoing management of the relationship with one or more supplier(s), including decisions whether to renew or terminate any such relationship.

Case Studies

Problem

A vendor has offered me tickets to a local hockey game. Can I accept them?

Action

Possibly. If the vendor is inviting you to attend the game with a representative of the vendor, this may be acceptable business entertainment providing that it is:

• undertaken for business reasons, including engendering goodwill

• infrequent

• without intent of influencing business decisions

• consistent with our Code and values.

If the vendor is not attending, then the tickets would be considered a gift and must comply with the Gifts and Benefits guidelines.

Problem

I work in a senior marketing position at TELUS and operate my own business after hours. Though I use my marketing skills, the business in no way competes with TELUS business and does not affect my ability to perform my duties at TELUS. I started small, working out of my basement, but my business is gradually generating more and more revenue. I am considering hiring a part-time manager, as I am not ready to leave my full-time employment. Once my own business can pay me as much as TELUS does, I will devote my full attention to it. I have the best of both worlds - a salary from TELUS and a blossoming business for future security. Is this a conflict of interest?

Action

No. Since TELUS is not currently in the same line of business as your company, you are operating ethically, and it is not a conflict of interest as long as it remains an after-hours pursuit and does not interfere with your ability to perform your job for TELUS to the best of your abilities. If, however, TELUS decides in the future to enter the same line of business that your company is in, you will be in a conflict of interest position, even though you were in that business first. You must then decide which of your two interests, your own company or your employer’s, will receive your full attention.

Problem

I recently married the owner of a local franchise selling a competitor’s cellular phone service. We have agreed not to talk about our days at work. Recently, my leader advised me that I could be in a conflict of interest position. What should I do?

Action

You are in a situation that may leave the impression of a conflict of interest. Even though you and your new spouse have decided not to talk about your business lives, people outside the marriage—including your employer—may perceive you are in a conflict of interest position. You should discuss your situation further with your leader and the Ethics Office as necessary and identify the extent to which your access to TELUS’ information could benefit your spouse’s company and develop alternatives to avoid any appearance of a conflict of interest.

Problem

I install telecommunications inside wiring for TELUS small and medium-sized business customers. With the growth of communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?

Action

No. You cannot engage in any outside activity that might take business away from TELUS or any of its subsidiaries. This would be considered a conflict of interest.

Problem

Part of my job involves the selection of technology suppliers. One day, a technology supplier phoned me and offered me and my family free use of his luxury vacation condominium. He says he is not using it and it would be a shame to have it sit empty. Can I accept the offer to use the supplier’s condominium?

Action

No. The supplier has made a very generous offer which could appear to be offered in exchange for future special treatment from you in your position with TELUS. You should decline the offer.

Problem

While at lunch, I overheard a conversation between two other TELUS team members regarding Company plans to make a minority investment in a software company that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

Action

No. Although you found out about TELUS’ planned investment by accident, you are prohibited from buying shares by virtue of the fact that you are a member of the TELUS team. Your spouse is also prohibited, because she would be obtaining information about the proposed investment from you, a TELUS team member. However, you and your spouse will be able to buy shares when TELUS’ investment in the software company becomes publicly disclosed.

Problem

As an account manager with TELUS, I am responsible for managing several customer accounts. I have known the owner of one of my customer accounts since we were kids and have always maintained a close personal relationship. I have no personal, commercial or financial interest in my customer’s business. Is there still an appearance of conflict?

Action

Yes. Although you may not have a personal, commercial or financial interest in the outcome of your customer’s business, there may still be an appearance of bias or preferential treatment towards their company. You must eliminate the perception of conflict of interest by disclosing the relationship to your leader and removing yourself from managing this account. In addition, this same conflict of interest exists if you are managing an account that a family member may own/operate.

Problem

I am a customer service manager with TELUS and my nephew is seeking employment as an engineer with TELUS. Am I able to recommend him for employment?

Action

Yes. To avoid a conflict of interest, you should have no involvement in the selection decision. However, you may provide a written personal reference to the appropriate People & Culture recruiter.

Problem

I am travelling abroad later this month and need to get a work visa quickly. The person processing my request at the embassy has said that they can speed up the process if I pay a small fee in cash. Is this okay?

Action

It depends. If it is an official fee that the embassy charges for published “fast-track” services, payment of this fee would be O.K. However, if it is a payment to the person processing the request, then it is a bribe and prohibited. You must ask for a receipt or other official documentation as proof that the fee is legitimate. If the person will not provide any official documentation for the payment and you are uncertain whether it is legitimate, you should first consult with your leader or the Data & Trust Office.

Dealing with Suppliers

We value our relationship with suppliers (including contractors and consultants) and those acting on behalf of TELUS because they contribute to our overall success. We strive to ensure our business dealings with them are ethical and that they understand our expectations of them as outlined in our Supplier Code of Conduct.

Selecting Suppliers

•                  We strive to award business to suppliers who are in compliance with applicable laws in their business operations, including in their relationships with their employees, their communities and TELUS.

•                  We strive to select our suppliers based upon objective and fair criteria including, but not necessarily limited to, business need, price, service, quality, reputation for ethical conduct and health, safety and environmental business considerations.

Adherence to applicable TELUS policies

•                  We expect the suppliers with whom we do business to demonstrate values and standards similar to those in the applicable TELUS policies.

•                  We strive to ensure that our suppliers are made aware of TELUS policies that are applicable to the work for which they are being engaged.

Supplier-funded incentive programs

•                  Supplier-funded incentive programs, often offered to our sales team by suppliers seeking to sell their products and services, must be approved in advance by an authorized program administrator who does not work with the eligible team members.

Review Guidelines and Policies

If you need further assistance, consider the following additional policies as they may apply to your situation.

Accessibility Policy

Alcohol and Drug Corporate Policy

Anti-Bribery and Corruption Policy

Attendance Policy

Code of Conduct for Business Sales Activities

Policy on Corporate Disclosure and Confidentiality of Information

Corporate Security Policies and Corporate Security Manual

Employee Expense Policy

Environmental Policy

Hiring Processes & Guidelines

Insider Trading Policy

Policy on TELUS and the Charter of the French Language

Procurement Policies

Records Retention Policy

Respectful Workplace Policy

Signing Authority Policy

Social Media Guidelines

Supplier Code of Conduct

TELUS Health and Safety Policy

TELUS Health Privacy Policy

TELUS Health Privacy Commitment

TELUS Privacy Commitment

Team Member Privacy Commitment

TELUS Business Travel Policy

Violence Prevention in the Workplace: Investigation and Reporting Policy

Workplace Accommodation Policy

Work Styles Policy